

August 22, 2008

Mail Stop 7010

<u>**Via U.S. mail**</u>

Nigel Wightman
Chairman and Chief Executive Officer
Titanium Asset Management Corp.
777 E. Wisconsin Avenue
Milwaukee, Wisconsin 53202-5310

Re: **Titanium Asset Management Corp.**
  Form 10-12G
  Filed on: July 25, 2008
  File No.: 000-53352

Dear Mr. Wightman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that your Form 10 goes automatically effective 60 days after its initial filing. At that time, you will be subject to the reporting requirements of the Exchange Act of 1934. The 1934 Act requires, among other things, your filing of Forms 10-K and 10-Q, even if we still have open comments on your Form 10. You may want to consider withdrawing the Form 10 and re-filing it if you get close to this 60-day period.

2. Please provide us with the facts underlying your conclusion that you are a smaller reporting company.

Business, page 3

3. Please provide up front disclosure regarding the nature of your fee income, i.e., whether you make your money based upon performance fees, management fees, and/or fees based upon assets under management, etc. and describe what these fees are based on.

4. Please provide information about the types of funds run by your subsidiaries, including identifying the funds and providing past performance information for the funds.

Company Background, page 3

5. Please expand your disclosure about the company's background. Since the company was organized as a special purpose acquisition company, it would be helpful for the investors to understand, among others:

- who the founding stockholders were (you can include a page reference number if that information is disclosed elsewhere in the filing);

- restrictions imposed on the Founding Stock pending the consummation of a qualified business combination (we note Exhibit 4.7, the Share Escrow Agreement); and

- whether the acquisition targets had already been identified at the time the company was incorporated and capitalized (we note the reference to Wood and Sovereign employees in the preamble of the Titanium Incentive Plan LLC Operating Agreement dated February 2, 2007, Exhibit 10.16).

6. Please disclose here that a number of the founding stockholders participated in the private placement and identify them. Further, please disclose that in connection with the private placement you engaged a placement agent, who received as part of his service fee unit purchase options to purchase 2,000,000 units.

7. Please disclose here that following the closing of the private placement, the company became majority-owned by Clal Finance Ltd.

The Wood Agreement, page 3

8. Please explain whether the estate of Mr. Wood is subject to the non-competition
    and non-solicitation obligations of his employment agreement. It is not clear
    from your disclosure whether those provisions are still relevant considering the
    chain of events.

The Sovereign Agreement, page 4

9. Please clarify your disclosure in the third paragraph. It is not clear whether the
    $750,000 cash payment and the share grant valued at $750,000 is due on
    November 23, 2009 and November 22, 2011, respectively, or whether it
    represents an aggregate number.

Our Subsidiaries, page 7

10. In the fourth paragraph, please include a brief explanation of what Taft-Hartley
    funds are.

Principal Products and Services, page 8
Our Investment Strategies, page 8

11. Please include a brief discussion of how you select the benchmarking standards.

Our Clients, page 9

12. We note that in Note 3 to the financial statements for Wood Asset Management,
    Inc. on page F-30, you disclose that Wood has derived more than 10% of its
    revenues from an unrelated customer for two consecutive years. Please identify
    the customer here. See Item 101(h)(4)(vi) of Regulation S-K.

13. Please clarify whether the termination notices for the institutional investment
    advisory agreements to which Wood and NIS are parties (discussed at the end of
    the first full paragraph on page 11) are required to be in writing. Please address
    the same comment with respect to Wood's model portfolios discussed in the third
    full paragraph on page 11.

Governmental Regulation, page 14
Commission Regulation, page 14

14. With respect to your disclosure in the last paragraph, please consider emphasizing
    the concept that the parent company is ultimately responsible for oversight of its
    advisor-subsidiaries regulatory compliance.

ERISA, page 15

15. To the extent known, please disclose whether any of your subsidiaries is currently considered a "fiduciary" under ERISA.

Risk Factors, page 16
Risks Related to Our Business, page 16

Acquisition of target businesses involve inherent risks . . ., page 17

16. Each risk factor should address a distinct material risk which should be adequately described in the subheading of each risk factor. Your risk factor disclosure here is lengthy and addresses more than one risk. Please address in the filing why this is a current material risk and revise your disclosure to address each risk separately. Otherwise, please remove.

We could be deemed to be an "investment company", page 19

17. Please consider specifying what circumstances may lead to an increased risk of being deemed an investment company, and the relative likelihood of those circumstances arising.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23
Consolidated Results of Operations, page 24

18. Provide a more comprehensive analysis of the factors that impacted your investment advisory fees and administrative expenses ensuring that you address specific underlying causes for the change in individual line items. If necessary, you may need to address the changes in your assets under management or at least identify and quantify the impact on your results by material changes in your assets under management. In addition, you should discuss any known or anticipated trends that have and/or may continue to impact your results of operations. Your discussion and analysis should provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. In addressing this comment, specifically address the following:

- Discuss the extent to which material changes in your assets under management affects your fee income. For example, you indicate that assets under management amounted to $3.1 million at December 31, 2007 and $2.6 million at March 31, 2008. Please expand your explanation discussion to address whether this decrease in assets under management

> may continue in the future, the impact on future fee income and the reasons for the decrease in assets under management.

- Quantify each factor you cite as impacting your operations. For example, you indicate that the investment advisory fees were solely attributable to Wood and Sovereign. However, you do not quantify the amounts attributable to both Wood and Sovereign. Please also provide more insight into the increases or decreases of advisory fees for each acquisition.

- Expand your discussion of administrative expenses to provide more analysis regarding the reasons for fluctuations between periods. For example, you quantify the components of administrative expenses for each period presented but provide minimal analysis of the reasons why the amount of each component fluctuated during the period.

Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. Improvements should be made to provide quantification of fluctuations and further clarification throughout your discussion for a reader's full understanding of your results of operations. See Item 303(a)(3) of Regulation S-K.

Pro Forma Consolidated Results of Operations, page 25

19. You have indicated that such information is provided for illustrative purposes only and does not represent what your results of operations or financial position would actually have been if the transactions had in fact occurred as of the beginning of the periods presented. In some cases, retroactive presentations of revenues and costs of revenues may be meaningful for discussion of trends in MD&A, but more comprehensive presentations (through operating income, for example) can be misleading because these presentations cannot meaningfully or accurately depict what your operating results would have been had the transactions occurred at the earlier date. Please tell us how you determined that it was appropriate to include pro forma results of operations in your MD&A.

Critical Accounting Policies an Estimates, page 29

20. On page 24, you indicate that your operating results will be substantially influenced by the changes to your subsidiaries' assets under management and shifts in the distribution of assets under management among types of securities and investments. Please disclose the components of your assets under management and describe how you determine the fair value of assets under management. If there is significant judgment involved in the calculation of AUM which directly impacts the calculation on your revenue recognition, please address the need to identify AUM as a critical accounting policy. We believe the following disclosures would be useful to investors if applicable:

- Explanation of each of the models/techniques used to estimate fair value of the underlying assets under management;

- Detailed discussion of the material estimates and assumptions used in each of the models/techniques; and

- Sensitivity analysis of the material estimates and assumptions for each of the models/techniques used on the fair value of the assets under management.

Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Security Ownership of Certain Beneficial Owners and Management, page 33

21. Please explain how you derived the total number of shares held by the directors and officers as a group (655,298 shares).

22. In footnote (3) of the table, please include a page reference number where you discuss in detail what the unit purchase options are.

Directors and Executive Officers, page 36

23. With respect to Mr. Wightman, please clarify his business experience from the time he left State Street Global Advisors Limited in 2005 until he became the company's Chairman in March of 2008.

24. With respect to Mr. Fisher, please clarify his business experience during the April 2007 through June 2008 period.

Executive Compensation, page 39
Summary Compensation, page 39

25. Please tell us why you have not included compensation disclosure for Messrs. Hines, Fisher, Brooks and Siefert. Please see Instruction 2 to Item 402(m)(2) of Regulation S-K.

Employment Agreements, page 40
John Sauickie, page 40

26. Please clarify whether the one year non-compete started to run the day after Mr. Sauickie's resignation on April 18, 2008.

Equity Incentive Plan, page 42

27. Please clarify that, other than to Wood's and Sovereign's employees, TIP shares have not been granted to any of the company's original founders or current executive officers.

28. Since you identify TIP as an equity incentive plan, please explain whether the company intends to liquidate TIP following the distribution in kind after the escrow period expires, or whether you intend to issue TIP additional shares of your common stock for the benefit of your employees and employees of your subsidiaries.

Compensation Committee Interlocks and Insider Participation, page 44

29. Please explain when the board established the Remuneration Committee and describe the duties the board assigned to this committee.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 48
Equity Compensation Plan Information, page 49

30. It is unclear whether the issuance of UPOs to Sunrise was a one-time occurrence, or whether the issuance was part of a larger plan pursuant to which the board intended to issue UPOs to future service providers or other eligible parties. Please expand your Footnote (1) disclosure to indicate whether the Sunrise UPOs were issued under a plan.

31. Since the ownership of the TIP shares rests with TIP and Wood's and Sovereign's employees are currently the owners of a nonvoting membership interest in TIP, and not of the restricted shares themselves, it appears that the 240,409 shares allocated to the capital accounts of the various Wood and Sovereign employees should have been listed in the "Number of Securities Issued…" column. Please provide us with a detailed legal analysis of your decision on how to report the TIP shares.

Recent Sales of Unregistered Securities, page 50

32. In accordance with Item 701(c) of Regulation S-K, please provide the factual basis for each claimed exemption. In particular, we note that in connection with your private placement, you employed a placement agent and paid solicitation fees in connection therewith. Please provide us with your legal analysis as to why the unregistered sales of securities in the U.S. were exempt under Section 4(2) of the Securities Act.

Description of Registrant's Securities to be Registered, page 51
Initial Stockholders' Registration Right, page 55
New Stockholders' Registration Rights, page 55

33. Please disclose how you accounted for the registration rights discussed on page 55. Please also disclose the maximum cash penalty under the registration rights agreement, if applicable. Refer to paragraph 12 of FSP EITF 00-19-2.

Financial Statements

General

34. Please provide updated financial statements and related disclosures as required by Rule 8-8 of Regulation S-X. Prior to your Form 10 going automatically effective 60 days after its initial filing, this should be accomplished by updating your Form 10. If you do not withdraw your Form 10 prior to it going automatically effective, you will be subject to the reporting requirements of the 1934 Act. The 1934 Act requires, among other things, your filing of Forms 10-K and 10-Q, even if we still have open comments on your Form 10.

Report of Independent Registered Public Accounting Firm, page F-3

35. On page 3 you indicate that you were incorporated in Delaware on February 2, 2007. Your statements of income also identify the period from February 2, 2007 (inception) to December 31, 2007. Please request that your independent auditor revise its audit report to identify the appropriate financial statements covered by its report. See Rule 2-02(a)(4) of Regulation S-X.

Balance Sheet, page F-4

36. Please revise your balance sheet to reflect goodwill separately from intangibles, net in accordance with paragraph 43 of SFAS 142.

37. Please consider adding a total liabilities line item to the face of your balance sheet to clarify that the guaranteed payment for acquisition is a long term liability. A reader could infer from your current presentation that the guaranteed payment is in a mezzanine section of your balance sheet between liabilities and stockholders' equity.

38. Please revise the common stock and restricted stock line items of your stockholders' equity section to indicate that the number of shares issued and outstanding were the same for both periods presented.

Statement of Changes in Stockholders' Equity, page F-6

39. Please revise your filing to more clearly describe the circumstances which resulted in the increase to additional paid in capital of $43.6 million for repurchase rights not exercised. Please tell us and disclose the literature used to support your accounting treatment for this transaction.

Note 1 - Nature of Business and Significant Accounting Policies, page F-8

Fee Income, page F-9

40. On page 24, you indicate that you can also earn performance fees from certain NIS clients. Please revise your fee income policy to disclose how you account for performance fees from your clients. To the extent that you earn incentive income that is subject to contingencies, please revise your filing to describe how you have considered Emerging Issues Task Force Topic D-96.

Earnings Per Share, page F-11

41. Please disclose, by type of potentially dilutive security, the number of additional units that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been anti-dilutive for the periods presented. Please also disclose how vested and unvested restricted shares that have been issued are treated for basic and diluted earnings per share. See paragraphs 10, 13 and 40(c) of SFAS 128.

Note 3 – Acquisitions, page F-13

42. Please tell us how you computed the net income (loss) per share, basic and diluted for the period from February 2, 2007 to December 31, 2007. It appears that the amount of basic net income (loss) per share should be different from the amount of diluted net income (loss) per share based on the pro forma weighted average number of common shares outstanding.

43. We note that you acquired NIS on March 31, 2008 and that you have included some information about NIS in your financial statement footnotes, such as the contingencies disclose in Note 8. However, we note several other disclosures in NIS financial statements starting on page F-44 which are not included in your consolidated financial statements. For example, your consolidated financial statements do not include a discussion of NIS sub-advisory agreements described on page F-55, employment agreements described on page F-56, or major customer disclosures described on page F-56. It is unclear whether these disclosures were omitted from the consolidated financial statements for Titanium Asset Management Corp. Please ensure that your updated consolidated financial

statements include all relevant footnote disclosures applicable to all your acquired companies.

Note 4 – Goodwill and intangibles, page F-17

44. Since you had a significant acquisition subsequent to year-end, please update your tables on page F-17 to also include information about the amount of goodwill and identifiable intangibles as of your most recent interim period.

Note 8 – Contingencies, page F-20

45. You indicate that due to the uncertainties involved, you are unable to reasonably estimate the amount of possible losses associated with the resolution beyond what has been recorded. However, you also indicate that your maximum potential exposure would be your insurance deductible of approximately $500,000. It is unclear, from this disclosure, whether it is reasonably possible that losses may result, regardless of your views as to whether you will be covered by insurance. Please confirm that you are unable to reasonably estimate the amount of range of possible losses associated with this matter beyond what has been recorded. Otherwise, please disclose the range of reasonably possible losses independent of insurance coverage. Refer to paragraphs 9 to 11 and 33 to 39 of SFAS 5 and SAB Topic 5:Y.

Note 9. Subsequent Events, page F-20

46. You indicate that stockholders representing 4,213,000 common shares voted against the resolution to approve the acquisition of NIS and elected to have shares of common stock repurchased. You also indicate that 2,208,452 shares were repurchased for approximately $12.0 million. However, we note that you have only accrued $12.0 million as amounts repayable to stockholders as of March 31, 2008. Please tell us why you have not recorded a liability for the entire $4,213,000 shares as of March 31, 2008. Please cite the accounting literature used to support your conclusions.

SOVEREIGN HOLDINGS, LLC

Statement of Cash Flows, page F-36

47. Please revise your statement of cash flows as necessary to correct the line item titled "realized gain from investment in marketable securities". We note from your statement of income on page F-34 that the amount of realized gains on marketable securities for the nine months ended September 30, 2007 was $159,373, not $8,836 as presented on your statement of cash flows.

NATIONAL INVESTMENT SERVICES, INC.

Note 6 – Stock Options, page F-54

48. We note that you have recorded a reduction in operating expenses of approximately $281,000 in connection with the cancellation of outstanding options. Please tell us how you determined that is was appropriate to record the reduction of expense as a reduction of additional paid in capital. Please tell us how you considered paragraph 57 of SFAS 123(R) as well as any other accounting literature used to support your conclusion.

Unaudited Pro Forma Combined Financial Information, page F-58

General Information, page F-58

49. You indicate that the pro forma combined financial information has been prepared to give effect to the combination of Titanium, Wood, Sovereign and NIS accounted for in accordance with SFAS 141R. Given that SFAS 141R shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 and earlier application is prohibited, please revise your disclosure accordingly. Refer to paragraph 74 of SFAS 141R.

Pro Forma Combined Statement of Operations For the Three Months Ended March 31, 2007, page F-60

50. Your weighted average shares used for basic and diluted earnings per shares does not appear to include the shares and warrants issued in the private placement on June 21, 2007 as if they were issued at the beginning of the period presented. Your private placement appears to be a significant transaction that would be material to investors. Please tell us why you have not included the shares and warrants issued in your private placement in the weighted average shares used for basic and diluted earnings per share for the period ended March 31, 2007.

51. Please reconcile in a footnote the historical weighted average shares outstanding to the pro forma weighted average shares outstanding for both basic and diluted earnings per share. You should also ensure that the 3 for 5 reverse stock split is retroactively reflected in your pro forma earnings per share calculation. You should also disclose by type of security the number of common stock equivalents not included in diluted EPS because the impact was anti-dilutive.

Exhibit 21.1

52. We note that you have not listed Titanium Incentive Plan LLC as one of your subsidiaries. Please explain or revise your exhibit accordingly.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Green, Accountant, at (202) 551-3733 or Lisa Haynes, Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Barbara Lange, Esq. via Facsimile @ (415) 773-5759
        Orrick, Herrington & Sutcliffe LLP